SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, reported today that its controlling shareholder, Willi Food Investments Ltd. ("Willi Food Investments"), reported today that following previous reports relating to the submission of an indictment against Mr. Alexander Granovskyi and Mr. Gregory Gurtovoy, former (indirect) controlling shareholders and officers of Willi Food Investments and of companies under Willi Food Investments' control, and against Mr. Joseph Schneerson, former director of Willi Food Investments and of companies under Willi Food Investments' control (collectively, the "Defendants"), it has come to the attention of Willi Food Investments that on January 7, 2019 Mr. Gregory Gurtovoy and Mr. Joseph Schneerson were convicted reached in a plea bargain (the "Plea Bargain") reached under an amended indictment.

Under the Plea Bargain, the Defendants were convicted of various offenses under the Israeli Securities Law and the Israeli Penal Law.

It has also come to Willi Food Investments' attention (through public press releases) that the Plea Bargain includes 36 months imprisonment to Mr. Joseph Schneerson and 31 months imprisonment to Mr. Gregory Gurtovoy as well as a NIS 1.2 million fine.  The district court is not bound by the punishments established as part of the Plea Bargain.

It is clarified that the Defendants, and the individuals who served as the CEO and the CFO of the Company and of Willi-Food Investments Ltd. (the parent company) at the time of the offenses described above, no longer hold any positions in Willi Food Investments, the Company and any company under the control of Willi Food Investments.

It is further clarified that the Defendants who were former controlling shareholders of Willi Food Investments and of the Company have not been controlling shareholders of Willi Food Investments and the Company since June 20, 2017.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer

Date: January 8, 2019